U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


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                                                       SEC FILING NUMBER
                                                            0-25944
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                                                          CUSIP NUMBER

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                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K and Form 10-KSB    [_] Form 20-F    [_] Form 11-K

               [X] Form 10-Q and Form 10-QSB    [_] Form N-SAR


     For Period Ended: March 31, 1999

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR
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     READ ATTACHED  INSTRUCTION  SHEET BEFORE  PREPARING  FORM.  PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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                                   FOHP, Inc.
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                            (Full Name of Registrant)


                                      N/A
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                           (Former Name if Applicable)


                             3501 State Highway 66
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                     (Address of Principal Executive Offices)


                           Neptune, New Jersey 07753
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                           (City, State and Zip Code)




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

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PART II -- RULE 12b-25(b) AND (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]    (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III -- NARRATIVE
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State below in reasonable  detail the reasons why the Form 10-K, 10-KSB,  20-F,
11-K, 10-Q, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

                            PLEASE SEE SCHEDULE III



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PART IV -- OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

              Marc M. Stein                     (732)              918-6484
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                 (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so, attach an anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. PLEASE SEE SCHEDULE IV(3).


                                   FOHP, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 17, 1999                   By: /s/ Marc M. Stein
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                                         Marc M. Stein, Chief Financial Officer


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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((Section) 232.201 or (Section) 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((Section) 232.13(b) of this chapter).





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                                  SCHEDULE III

     Effective January 1, 1999, Physicians Health Services of New Jersey, Inc., a New Jersey health maintenance organization ("HMO") controlled by Foundation Health Systems, Inc., merged with and into First Option Health Plan of New Jersey, Inc. ("FOHP-NJ"), a wholly-owned subsidiary of FOHP, Inc. ("FOHP") which operates as a New Jersey HMO (the "Merger"). In connection with the Merger, FOHP-NJ changed its name to Physicians Health Services of New Jersey, Inc. ("PHS-NJ"). As a result of the Merger, and the related conversion of PHS-NJ's claims processing to a new system, the financial statements and related disclosure required to be included in FOHP's Quarterly Report for the quarter ended March 31, 1999 are not yet completed. FOHP expects the financial statements and related disclosure to be completed and filed with the Securities and Exchange Commission within the period provided in the this Form 12b-25.







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                                 SCHEDULE IV(3)

     FOHP anticipates a net loss of approximately $4.8 million for the quarter ended March 31, 1999 as compared to a net loss of approximately $900,000 for the corresponding quarter in 1998. FOHP believes that the net loss for the quarter ended March 31, 1999 was attributable to, among other things, a decrease in enrollment and an increase in the utilization in the health benefit plans offered by PHS-NJ.



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